Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 Tel: 215.963.5000 Fax: 215.963.5001	Morgan Lewis COUNSELORS AT LAW

Sofia Rosala

Senior Attorney

215.963.5701

January 21, 2011

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Response letter to comments on Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Investment Trust’s (the “Trust,” and each series thereunder, a “Fund,” and collectively, the “Funds”) Post-Effective Amendment Nos. 48 and 49 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively.  Both the comments and responses are based on the Prospectus and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on November 2, 2010.  Unless otherwise noted, capitalized terms in this correspondence have the same meaning as in the Prospectus and/or SAI.

PROSPECTUS:

1.                                       Comment:  Please add the ticker symbol on the “Cover Page” of the Prospectus and SAI for the Ultra Short Duration Bond Fund (the “Fund”).

Response:  We will add the ticker symbol for the Fund on the “Cover Page” of the Prospectus and SAI in the Fund’s next filing.

2.                                       Comment:  Please confirm that the acquired fund fees and expenses (“AFFE”) will be included in the “Other Expenses” total in the “Annual Fund Operating and Expenses Table” (“Fee Table”) if the Fund will not include a separate line item for AFFE.

Response:  In accordance with Form N-1A requirements, if the Fund has AFFE less than one basis point, it will include the total AFFE in the “Other Expenses” total in the “Fee Table.”  If the

Fund has AFFE greater than one basis point, it will include a line item in the “Fee Table” for the amount of AFFE.

3.                                       Comment:  Please insert in the “Principal Investment Strategies” section for the Fund that the Fund may invest in other investment companies.  Please also insert a corresponding risk in the “Principal Risks” section for investments in other investment companies.

Response: We have complied with your request.

4.                                       Comment: Please consider expanding the “Foreign Issuer Risk” description in the “Principal Risks” section to include, for example, the risk of currency fluctuations.

Response: We have modified the “Foreign Issuer Risk” description to read as follows:  “Foreign Investment— The risk that non-U.S. securities may be subject to additional risks due to, among other things, political, social and economic developments abroad, currency movements, and different legal, regulatory and tax environments.”

5.                                       Comment:  Please confirm that the disclosure about investments in derivatives, and the risks thereunder, for the Fund is consistent with the guidelines provided in the SEC’s letter to the Investment Company Institute regarding derivatives disclosure. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf)

Response: We believe this disclosure is consistent with the SEC’s letter to the Investment Company Institute regarding mutual fund derivatives disclosure.

6.                                       Comment:  Please include disclosure in the Prospectus that the Fund’s investment objective may be changed without shareholder approval, in accordance with Item 9(a) of Form N-1A.

Response: We have made the requested change in the “More Information About Fund Investments” in the Prospectus.

7.                                       Comment:  Please confirm that if the Fund is the seller of a credit default swap, that it will cover the notional value of the swap.

Response: If the Fund is a seller of a credit default swap, the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement.  Typically, this is the notional amount of the instrument underlying the swap agreement.

8.                                       Comment:  In accordance with Item 10(a)(iii) of Form N-1A, please include a timeframe for the shareholder reports which include a discussion of the basis of the Board of Trustees’ approval of the Fund’s investment advisory and sub-advisory agreements.

Response: We have made the requested change in the “Investment Adviser and Sub-Adviser” section of the Prospectus.

9.                                       Comment: With respect to the “How to Purchase Fund Shares” section of the Prospectus, please add disclosure (in accordance with Item 11(a)(3) of Form N-1A) regarding the close of markets during national holidays.

Response:  The Prospectus currently states that the Fund may be purchased during “any day that the New York Stock Exchange (NYSE) is open for business,” which we believe satisfies that requirement under Item 11(a)(3) of Form N-1A.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala